Himalaya Shipping Ltd. – 2025 AGM Results Notification

Himalaya Shipping Ltd. (the "Company") advises that the 2025 Annual General Meeting of the Company was held on May 21, 2025 at 9:00 Bermuda local time at the Company's registered office at 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. The audited consolidated financial statements of the Company for the year ended December 31, 2024 were presented at the Meeting.

The following resolutions were passed:

1. To set the maximum number of Directors to be not more than seven.
2. To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorized to fill such vacancies as and when it deems fit.
3. To re-elect Mr Bjørn Isaksen as a Director of the Company.
4. To re-elect Mr Carl E. Steen as a Director of the Company.
5. To re-elect Ms Jehan Mawjee as a Director of the Company.
6. To re-elect Ms Mi Hong Yoon as a Director of the Company.
7. To elect Ms Alexandra Kate Blankenship as a Director of the Company.
8. To re-appoint PricewaterhouseCoopers AS as auditors and to authorize the Directors to determine their remuneration.
9. To approve directors' fees payable to the Company's Board of Directors of a total amount of fees not to exceed US$400,000 for the year ending December 31, 2025.

Himalaya would like to thank Ms Georgina Sousa who retired from Himalaya's Board of Directors today. Her contribution to the Company has been invaluable and we wish her well.

Following her election today as a Director, Himalaya also welcomes Ms Kate Blankenship to its Board. The Company looks forward to benefiting from her relevant and extensive experience in the future.

Hamilton, Bermuda
May 21, 2025